SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Starter Corporation
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   855684 10 6
                ------------------------------------------------
                                 (CUSIP Number)

         Benjamin E. Cohen - 14 West Lane, Apt #1, Bloomfield, CT 06002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1997
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 855684 10 6                                        Page __ of __
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1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Benjamin E. Cohen
              ###-##-####
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                       (b) [  ]
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3.            SEC USE ONLY

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4.            SOURCE OF FUNDS*
              PF, 00
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5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [  ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
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   NUMBER OF SHARES     7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         3,900 (See Item 5)
         WITH
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                        8.    SHARED VOTING POWER

                              101,560
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                        9.    SOLE DISPOSITIVE POWER

                              3,900 (See Item 5)
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              101,560
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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              105,460
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12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [  ]
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13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Less than 1%
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14.           TYPE OF REPORTING PERSON
              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Starter Corporation, a Delaware corporation (the "Company"), the principal executive office of which is located at 370 James Street, New Haven, Connecticut 06513.

Item 2. Identity and Background.

      (a) This statement on Schedule 13D is being filed by Mr. Benjamin E. Cohen. Mr. Cohen is sometimes referred to herein as the "Reporting Person."

      (b) - (c) On December 31, 1995, Mr. Cohen retired from Blum, Shapiro & Company, P.C. where he had been a partner since prior to 1989.

      (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

      (f) Mr. Cohen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      N/A.

Item 4. Purpose of Transactions.

      The Reporting Person is a co-Trustee of Trusts which had pre-existing indebtedness to David A. Beckerman and a partnership in which Mr. Beckerman was a general partner ("Partnership I"). 2,015,126 Shares were transferred by the Trusts to Mr. Beckerman in partial satisfaction of the pre-existing indebtedness due to him. The Trusts also had interests as limited partners in a partnership which distributed Shares upon liquidation of its assets in which Mr. Beckerman was also the general partner ("Partnership II"). The Trusts received 163,266 Shares upon liquidation of Partnership II and transferred 143,388 of such Shares to Partnership I in satisfaction of the pre-existing indebtedness due to Partnership I.

Item 5. Interest in Securities of Issuer.

      (a) On October 16, 1997, Mr. Cohen beneficially owned 105,460 Shares which is less than 1% of the number of Shares outstanding (based upon 27,856,615 Shares issued and outstanding, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 1997 filed with the Commission on August 14, 1997).

      (b) All transactions in the Shares that were effected by Mr. Cohen during the sixty day period ended on the date hereof are set forth in Item 4.

      (c)   None.

      (d)   None.

      (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on October 16, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers.

        None.

Item 7. Material To Be Filed As Exhibits.

        None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 1997


                                             /s/ Benjamin E. Cohen
                                             ----------------------------
                                             Benjamin E. Cohen